SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THERAVANCE BIOPHARMA, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

ORDINARY SHARES, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

G8807B106

(CUSIP Number of Class of Securities)

Brett Grimaud
General Counsel
c/o Theravance Biopharma US, Inc.
901 Gateway Boulevard
South San Francisco, California 94080
(650) 808-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jeffrey R. Vetter
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
550 Allerton St.
Redwood City, California 94063
(650) 321-2400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 5 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Company”), with the Securities and Exchange Commission on September 28, 2022. The Schedule TO relates to the offer by the Company to purchase up to $95 million of its ordinary shares, par value $0.00001 per share (the “Shares”) for cash at a purchase price not greater than $10.50 nor less than $9.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

The Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 8. Interest of Securities of the Subject Company.

Item 8(b) of the Schedule TO is hereby amended and supplemented by adding the following text:

On November 15, 2022, Rick Winningham acquired 817 Shares under the Company’s 2013 Employee Share Purchase Plan at $6.7915 per Share;

On November 15, 2022, Andrew Hindman acquired 1,264 Shares acquired under the Company’s 2013 Employee Share Purchase Plan at $6.7915 per Share;

On November 18, 2022, Mr. Hindman sold 65,000 Shares in open market transactions at a weighted average sale price of $11.0191;

On November 20, 2022, Mr. Winningham had 15,804 Shares withheld at a price per share of $10.85 to satisfy tax withholding obligations on vesting of previously granted restricted stock units;

On November 20, 2022, Mr. Hindman had 25,057 Shares withheld at a price per share of $10.85 to satisfy tax withholding obligations on vesting of previously granted restricted stock units;

On November 20, 2022, Rick Graham had 27,350 Shares withheld at a price per share of $10.85 to satisfy tax withholding obligations on vesting of previously granted restricted stock units; and

On November 20, 2022, Rhonda Farnum had 23,268 Shares withheld at a price per share of $10.85 to satisfy tax withholding obligations on vesting of previously granted restricted stock units.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

On November 22, 2022, the Company issued a press release announcing the final results of the Offer, which expired at midnight, New York City time, at the end of the day on November 17, 2022. A copy of such press release is filed as Exhibit (a)(5)(v) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibit Index.

(a)(1)(i)*	Offer to Purchase dated September 28, 2022.

(a)(1)(ii)*	Letter of Transmittal dated September 28, 2022.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Form of Summary Advertisement as published on September 28, 2022.

(a)(5)(i)*	Press Release dated September 19, 2022 (filed as Exhibit 99.1 to the Company’s Schedule TO-C, filed on September 19, 2022 and incorporated by reference).

(a)(5)(ii)*	Press Release dated September 28, 2022.

(a)(5)(iii)*	Press Release dated November 7, 2022.

(a)(5)(iv)*	Press Release dated November 18, 2022.

(a)(5)(v)+	Press Release dated November 22, 2022.

(b)	None.

(d)(1)	Indenture, dated as of November 2, 2016, between Theravance Biopharma, Inc. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference). Computershare Trust Company, N.A. is the successor to Wells Fargo Bank, National Association, as trustee.

(d)(2)	First Supplemental Indenture, dated as of November 2, 2016, between Theravance Biopharma, Inc. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference). Computershare Trust Company, N.A. is the successor to Wells Fargo Bank, National Association, as trustee.

(d)(3)	Underwriting Agreement dated as of October 27, 2016, among Theravance Biopharma, Inc. and Leerink Partners LLC and Evercore Group L.L.C., as representatives of the several underwriters named therein (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2016 and incorporated by reference).

(d)(4)	Underwriting Agreement among Theravance Biopharma, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Cowen and Company, LLC, as representatives of the several underwriters, dated February 11, 2020 (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed on February 13, 2020 and incorporated by reference).

(d)(5)	Registration Rights Agreement among Theravance Biopharma, Inc., GSK Finance (No. 3) plc and GlaxoSmithKline plc dated June 22, 2020 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 25, 2020 and incorporated by reference).

(d)(6)	Sales Agreement between Theravance Biopharma, Inc. and Cowen and Company, LLC dated December 3, 2019 (filed as Exhibit 1.2 to the Company’s Registration Statement on Form S-3, filed on December 3, 2019 and incorporated by reference).

(d)(7)	Offer to Purchase, dated July 26, 2022, (filed as Exhibit (a)(1)(i) to the Company’s Schedule TO on July 26, 2022 and incorporated by reference).

(d)(8)*	Share Repurchase Agreement dated September 16, 2022, by and between Theravance Biopharma, Inc. and GSK Finance (No.3) plc.

(d)(9)	Theravance Biopharma, Inc. 2013 Equity Incentive Plan (filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on August 18, 2014 and incorporated by reference).

(d)(10)	Theravance Biopharma, Inc. 2013 Employee Share Purchase Plan, as amended (filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed on August 18, 2014 and incorporated by reference).

(g)	None.

(h)	None.

(107)*	Filing Fee Table.

* Filed Previously

+ Filed Herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2022

THERAVANCE BIOPHARMA, INC.

By:	/s/ Andrew ASA Hindman
Andrew ASA Hindman
CFO